Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007, Amendment No. 2 to Agreement and Plan of Merger, dated as of June 28, 2007, and Amendment No. 3 to Agreement and Plan of Merger, dated as of July 3, 2007 (as amended, the “Merger Agreement”), in each case, by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed, and the Securities and Exchange Commission (“SEC”) has declared effective, a registration statement, including a proxy statement, in connection with the Merger.  The Company urges investors to read these documents and other materials filed and to be filed by the Company relating to the Merger because they contain and will contain important information.  Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s other SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers and other potential participants in the solicitation of proxies is available in the Company’s proxy statement for its 2007 annual meeting of shareholders, dated July 16, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended, including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is a press release which will be distributed to media outlets in Maine, New Hampshire and/or Vermont beginning on July 24, 2007.  The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

2

Annex 1

MEDIA CONTACTS:	Pam Joy
207-642-7337
pjoy@fairpoint.com

Scott Tranchemontagne
603-540-4380
scott@montagnecommunication.com

FAIRPOINT PROPOSING TO INVEST AN INITIAL $13.6 MILLION IN BROADBAND EXPANSION IN NEW HAMPSHIRE UPON MERGER COMPLETION

CONCORD, NH (July 24, 2007) — FairPoint Communications, Inc. (NYSE:FRP) (the “Company” or “FairPoint”) today announced its intention to invest $13.6 million in expansion of broadband service upon completion of its proposed acquisition of the New Hampshire landline business from Verizon Communications Inc. (“Verizon”). This expansion is expected to bring broadband service to 19 New Hampshire communities for the first time, and extend high-speed DSL Internet to currently unserved neighborhoods in approximately 55 New Hampshire communities.

“FairPoint is committed to bringing increased broadband accessibility to the citizens of New Hampshire,” said Walter E. Leach, Jr., FairPoint’s executive vice president.  “Today’s announcement is a clear indication of how seriously we take this commitment.  In addition to enabling many residents of New Hampshire to benefit from high-speed Internet for the first time, we believe that this new broadband availability will provide a significant boost to the New Hampshire economy, giving many New Hampshire businesses the ability to compete more effectively.”

Leach said the Company’s near-term goal is to extend high-speed Internet capability to approximately 108,000 additional access lines in New Hampshire following the proposed acquisition.  FairPoint expects to provide broadband capability to 80 percent of its New Hampshire customers by the first quarter of 2010.

“We are approaching 100 percent broadband accessibility in our existing FairPoint markets.  We intend to continue expanding broadband in the current Verizon service areas in New Hampshire in an effort to reach the same high level of service,” Leach said.

“FairPoint will be installing an advanced, next generation network, capable of supporting existing subscriber needs and also providing a platform for the future,” Leach said.

Responding to FairPoint’s announcement, Mr. George Bald, Commissioner of New Hampshire’s Department of Resources & Economic Development stated, “Broadband accessibility is key to a region’s ability to compete and succeed both nationally and globally. To that end, we are excited by efforts and initiatives that extend the reach of high speed internet service to rural areas which have traditionally not had access to the same level of technology as their urban neighbors.”

The network FairPoint is proposing is designed for today’s data hungry customers.  The Internet uses Internet Protocol (IP) to move traffic across the network.  FairPoint’s network design will use this protocol throughout the network, instead of using multiple protocol changes necessary to use the existing voice network to build a much more efficient network.  FairPoint intends to capitalize on the existing fiber cable in which Verizon has invested by installing new electronics equipment on it.  This new electronics equipment supports several ways of reaching the customer including copper technologies such as ADSL2+, VDSL2 and Fiber to the Home technologies such as GPON and Active Ethernet.  The Company has successfully rolled out the DSL Ethernet based network in several of its other markets.

FairPoint’s plan calls for the completion of the installation of high speed DSL in the following New Hampshire communities for the first time by the end of 2008: Bartlett, Center Sandwich, Errol, Fitzwilliam, Jefferson, Lisbon, Lyme, Marlow, Milan, North Haverhill, North Stratford, Pike, Pittsburg, Rindge, Rumney, Twin Mountain, Warren, West Stewartstown and Woodsville.

Approximately 55 New Hampshire communities served by Verizon have broadband service in some neighborhoods, but not others.  FairPoint intends to extend broadband to unserved neighborhoods in the following communities by the first quarter of 2010: Ashland, Atkinson, Bedford, Berlin, Bristol, Canterbury, Center Harbor, Center Ossipee, Concord, Derry, Dover, Enfield, Epping, Epsom, Exeter, Farmington, Franklin, Glendale, Hampton, Hanover, Harrisville, Hinsdale, Keene, Kingston, Laconia, Littleton, Manchester, Merrimack, Milford, Milton, North Conway, Nashua and Newmarket.

Also included are: Newport, Northwood, North Woodstock, Pelham, Peterborough, Plaistow, Plymouth, Portsmouth, Raymond, Rochester, Rye Beach, Seabrook, Salem, Sanbornville, Somersworth, Spofford, Sunapee, Tamworth, Tilton, Walpole, Westmoreland and Wolfeboro.

“This new access to high-speed Internet will allow residents and businesses in these communities to communicate much more quickly.  Businesses will be able to compete more effectively and this broadband service will enable them to provide their services to anyone anywhere in the world,” said Leach.  “Additionally, this new access will provide increased opportunity for New Hampshire’s students, helping to allow them to better compete in the world of tomorrow.”

FairPoint had previously announced that it expected to spend an initial total of approximately $44 million in Maine, Vermont and New Hampshire combined.  The $13.6 million investment in New Hampshire is part of the previously announced total of $44 million.

About FairPoint

FairPoint is a leading provider of communications services to rural and small urban communities across the country.  Incorporated in 1991, FairPoint’s mission is to acquire and operate telecommunications companies that set the standard of excellence for the delivery of service to rural and small urban communities.  Today, FairPoint owns and operates 31 local exchange companies located in 18 states offering an array of services, including local and long distance voice, data, Internet and broadband offerings.  The Company is traded on the New York Stock Exchange under the symbol “FRP”.

This press release may contain forward-looking statements by FairPoint that are not based on historical fact, including, without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the merger.  Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements.  Such factors include those risks described from time to time in FairPoint’s filings with the Securities and Exchange Commission (the “SEC”), including, without limitation, the risks described in FairPoint’s most recent Annual Report on Form 10-K on file with the SEC.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  All information is current as of the date this press release is issued, and FairPoint undertakes no duty to update this information.  Source: FairPoint Communications, Inc., www.fairpoint.com.

FairPoint has filed, and the SEC has declared effective, a registration statement, including a proxy statement, in connection with the proposed merger.  FairPoint urges investors to read these documents and other materials filed and to be filed by FairPoint relating to the proposed merger because they contain and will contain important information.  Investors can obtain copies of the registration statement and proxy statement, as well as other filed documents containing information about FairPoint and the proposed merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s other SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

FairPoint and FairPoint’s directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from FairPoint stockholders with respect to the proposed merger and related transactions.  Information about FairPoint’s directors and executive officers and other potential participants in the solicitation of proxies is available in FairPoint’s proxy statement for its 2007 annual meeting of shareholders, dated July 16, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Broadband Expansion in New Hampshire

FairPoint communications
Addition of Broadband Services
Extension of Broadband Services
Existing Broadband Services
Network
7-24-07 PRELIMINARY
Pittsburg
West Stewartstown
Colebrook
North Stratford
Errol
Milan
Groveton
Berlin
Lancaster
Jefferson
Gorham
Whitefield
Littleton
Bethlehem
Twin Mountain
Lisbon
Woodsville
Franconia
Jackson
North Haverhill
Bartlett
North Conway
North Woodstock
Pike
Waterville Valley
Conway
Warren
Campton Hollow
Center Sandwich
Tamworth
Madison
Lyme
Rumney
Plymouth
Moultonboro
Center Ossipee
Hanover
Enfield
Canaan
Ashland
Center Harbor
W. Lebanon
Bristol
Meredith
Weirs Beach
Sanbornville
Wolfeboro
Lebanon
Laconia
Glendale
Danbury
Grantham
Milton Mills
Franklin
Tilton
Belmont
Milton
Sunapee
Farmington
Newport
Claremont
Canterbury
Pittsfield
Rochester
Somersworth
Penacook
Charlestown
Northwood
Dover
Concord
Barrington
Epsom
Alstead
Marlow
Durham
Deerfield
Newmarket
Suncook
Raymond
Walpole
Goffstown
Hancock
Sullivan
Portsmou
Epping
Candia
New Boston
Harrisville
Greenfield
Rye Bea
Kingston
Westmoreland
Exeter
Manchester
Hampton
Keene
Marlborough
Dublin
Bedford
Peterborough
Hampstead
Seabrook
Merrimack
Spofford
Derry
Plaistow
Hudson
Troy
Jaffrey
Hinsdale
Milford
Nashua
Winchester
Greenville
Rindge
Fitzwilliam
Salem
Pelham